Exhibit 99.1

NEWS RELEASE

STRATASYS ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

EDEN PRAIRIE, Minn. & REHOVOT, Israel, August 23, 2023— (BUSINESS WIRE)— Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”) today announced that it will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) on Thursday, September 28, 2023, at 3:00 p.m. Israel time/ 8:00 a.m. Eastern time, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel. The record date for shareholders entitled to vote at the Meeting is Thursday, August 24, 2023.

The agenda for the Meeting is as follows:

1.	Approval of certain matters to be effected in connection with the Agreement and Plan of Merger, or the Merger Agreement, dated May 25, 2023, by and among Stratasys, Tetris Sub Inc., a wholly-owned subsidiary of Stratasys, or Merger Sub, and Desktop Metal, Inc., a Delaware corporation, or Desktop Metal, pursuant to which Merger Sub will merge with and into Desktop Metal (referred to as the Merger), with Desktop Metal surviving as a direct, wholly-owned subsidiary of Stratasys, including: (i) the issuance of Stratasys ordinary shares, par value NIS 0.01 per share, or Stratasys ordinary shares, to the stockholders of Desktop Metal, in exchange for the shares of Desktop Metal Class A common stock, par value $0.0001 per share, or Desktop Metal Class A common stock, held by them, at a ratio of 0.123 Stratasys ordinary shares per share of Desktop Metal Class A common stock, as consideration under the Merger Agreement; (ii) the adoption of amended and restated articles of association for Stratasys with effect from immediately prior to the effective time of the Merger under the Merger Agreement, which will include an increase of the authorized share capital of Stratasys from NIS 1,800,000, consisting of 180,000,000 ordinary shares, par value NIS 0.01 per share, to NIS 4,500,000, consisting of 450,000,000 ordinary shares, par value NIS 0.01 per share; and (iii) the election of a slate of five designees of Stratasys and five designees of Desktop Metal, as well as the combined company’s chief executive officer, as the members of Stratasys’ board of directors, or the Board, each of whose term will commence on the effective time of the Merger and until the first annual general meeting of the combined company following the one-year anniversary of the effective time, and until the due election and qualification of each designee’s respective successor, or until each such designee’s earlier resignation, replacement or removal.

2.	Subject to the approval of Proposal 1, the approval of the extension of the expiration date of Stratasys’ existing shareholder rights plan for a twelve (12)-month period from its original expiration date, i.e., until July 24, 2024.

3.	The approval of an increase by 2,075,625, upon completion of the Stratasys EGM, and by an additional 1,065,867, upon and subject to completion of the Merger, in the number of Stratasys ordinary shares available for issuance under Stratasys’ 2022 Share Incentive Plan.

Stratasys’ Board unanimously recommends that Stratasys’ shareholders vote “FOR” each of Proposals 1, 2 and 3.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Whether or not you attend the Meeting, your vote is important. Accordingly, you are asked to participate and vote regardless of the number of ordinary shares you own.

Additional Information Concerning the Extraordinary General Meeting and Where to Find It

In connection with the Meeting, Stratasys will send to its shareholders a joint proxy statement/prospectus which forms part of a registration statement on Form F-4 filed by Stratasys with the U.S. Securities and Exchange Commission, or SEC (SEC File No. 333-272759), which constitutes a proxy statement with respect to the Meeting and a prospectus of Stratasys under Section 5 of the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to the Stratasys ordinary shares to be issued to Desktop Metal stockholders pursuant to the Merger Agreement. The joint proxy statement/prospectus also constitutes a notice and proxy statement of Desktop Metal under Section 14(a) of the Securities Exchange Act of 1934, or the Exchange Act, for the Desktop Metal special meeting of stockholders at which the adoption of the Merger Agreement and related proposals will be presented for approval. The joint proxy statement/prospectus will be accompanied by a proxy card or voting instruction form enabling Stratasys’ shareholders to indicate their vote on each matter or instruct their brokers or other nominees how to vote on each matter (as applicable).

The joint proxy statement/prospectus will describe in detail the proposed Merger, the Merger Agreement, the proposals to be addressed at the Meeting, and the background to the Merger and to the proposals. It will also provide additional logistical information related to the Meeting, the procedure for Stratasys shareholders to vote by proxy or voting instruction form, and various other information related to the Meeting.

Copies of the joint proxy statement/prospectus and the related Stratasys proxy card for the Meeting may also be obtained for free from the website of the U.S. Securities and Exchange Commission, or SEC, at www.sec.gov or Stratasys’ website at www.stratasys.com, or by directing such request to the Company’s Chief Communications Officer and VP, Investor Relations, Yonah Lloyd, at the email address provided below. This press release is also available on the Stratasys website at www.stratasys.com. Investors should read the joint proxy statement/prospectus carefully before making any voting decisions.

In order to vote, if you are a record shareholder or a street holder (i.e., you hold your shares through a bank, broker or other nominee) and receive a physical proxy card or voting instruction form, respectively, you may complete and sign it and send it in to Broadridge, our agent for tallying the votes for the Meeting, in the envelope to be enclosed, Whether you are a record shareholder or a street holder, you may also vote or provide voting instructions to your bank, broker or nominee online (at www.proxyvote.com) or via telephone, In all such cases, your vote must be received by 11:59 p.m., Eastern time, on Wednesday, September 27, 2023. If you are a record shareholder and send in your proxy card directly to our registered Israeli office, it must be received at least four hours prior to the appointed time for the Meeting (i.e., 11:00 a.m., Israel time, on Thursday, September 28, 2023).

Shareholders with questions about the proxy materials or needing assistance voting their shares should contact Morrow Sodali, the proxy solicitation agent for Stratasys, at 1-800-662-5200 (toll-free within the United States) or at 1-203-658-9400 (outside the United States) or email SSYS@info.morrowsodali.com.

The final day on which notice may be submitted to Stratasys pursuant to Section 66(b) of the Israeli Companies Law, 5759-1999 and Section 5A(a) of the Companies Regulations (Notices and Announcements of General Meetings and Class Meetings in Public Companies and Additions of Agenda Items, 5760-2000) promulgated thereunder, shall be August 30, 2023. Any shareholder submitting such a notice should send it to the Company’s Israeli offices, 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel, Attention: Chief Legal Officer, Ms. Vered Ben-Jacob, email: Vered.BenJacob@stratasys.com. To the extent that the Board determines to amend the notice of the Meeting as a result of any such submission, the Company will publish an updated notice with respect to the Meeting, no later than September 6, 2023, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

Participants in the Solicitation

Stratasys and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Meeting. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. You may obtain free copies of these documents from Stratasys using the sources indicated above.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information Concerning the Proposed Merger with Desktop Metal

In connection with the proposed Merger between Stratasys and Desktop Metal, Stratasys filed with the SEC a registration statement on Form F-4 (SEC File No. 333-272759) that includes a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. The registration statement has not yet become effective. After the registration statement is effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH, OR FURNISHED TO, THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

View source version on businesswire.com: https://www.businesswire.com/news/home/20230823678613/en/

Stratasys Investor Relations

Yonah Lloyd
CCO, Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Released August 23, 2023

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